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September 30, 2005	www.cooley.com	Washington, DC 202 842-7800

VIA EDGAR AND FEDERAL EXPRESS	JAMES F. FULTON, JR. (650) 843-5103 fultonjf@cooley.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 04-06

Washington, D.C. 20549

Attention: Neil Miller

Re:	Website Pros, Inc.
Registration Statement on Form S-1/A-4 (File No. 333-124349)

Ladies and Gentlemen:

On behalf of our client, Website Pros, Inc. (“Website Pros” or the “Company”), we are electronically transmitting a conformed copy of the Company’s Amendment No. 4 to its registration statement on Form S-1 (the “Registration Statement”), marked to show changes from the registration statement filed with the Commission on September 2, 2005. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 4.

Amendment No. 4 is being filed in response to your letter dated September 26, 2005, setting forth the Staff’s comments regarding the Registration Statement.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 3 to Form S-1

General

1.	We note that you have one pending confidential treatment request (control number 16730). On September 19, 2005, we received your response to the outstanding comments on your confidential treatment request. Please be advised that we will not be in a position to declare your registration statement effective until our review of this amended confidential treatment request has been completed.

The Company understands that the Staff will not be in a position to declare the registration statement effective until the Staff has reviewed the amended confidential treatment request.

2.	We are continuing to evaluate your responses to comment numbers 18, 19, 21 and 24 in your September 2, 2005 letter and additional comments will be forthcoming.

Neil Miller

September 30, 2005

Page Two

On September 27, 2005, the Company’s Chief Financial Officer, Chief Executive Officer, representatives of its auditors, and a representative from its legal counsel participated in a conference call with Staff members Stephanie Hunsaker, Christine Davis and Craig Wilson (the “September 27th call”). During the September 27th call, Ms. Hunsaker enumerated four previously open concerns, relating to the Staff’s prior comments 18, 19, 21, and 24. The Company responds to the Staff’s comments provided in the September 27th call as follows:

•	The Staff first noted that it had received the Company’s supplementary information regarding the impact on its stock based compensation charge of using the income method rather than the transactions based method for options granted in August and December 2004. The Staff further noted that, upon reviewing the supplementary materials, the Staff raises no objection to the Company’s analysis that the difference between the two methodologies is not material. In light of the discussions from the September 27th call, the Company is making no change to its stock based compensation charge.

•	The Staff then noted that, based upon its review of the Company’s valuation analysis of the shares issued to Leads.com, Inc. (“Leads.com”), the Staff raises no objection to the Company’s valuation of $1.09 per share issued to Leads.com. In light of the discussions from the September 27th call, the Company is making no change to the value it placed on the shares issued to Leads.com.

•	The Staff further noted that the Company’s determined value of $1.09 per share issued to Leads.com appeared inconsistent with the Company’s $1.41 valuation of the shares issued by the Company to E.B.O.Z., Inc. (“EBOZ”). After the consultation with the Staff the Company concluded it would be appropriate to apply a 20% discount to the value derived from an income approach, which would result in a value of $1.14 per share issued to EBOZ. Therefore, the Company has decreased the value it placed on the shares issued to EBOZ in April 2005 from $1.41 per share to $1.14 per share and adjusted the Company’s June 30, 2005 balance sheet accordingly. In addition, the disclosure has been revised on pages 23 and F-2 in response to the Staff’s comment.

•	The Staff noted that the Staff does not believe the Company’s disclosure pertaining to its option grants that occurred between June 2004 and June 2005 is appropriate, as it relies on the transactions-based approach. The Staff requested the Company revise its disclosure to include disclosure based upon the income approach. The disclosure has been revised on pages 30 to 31 and F-21 to F-22 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that it has updated its discounted cash flow analyses from April 2005 to estimate a fair market value for its common stock for purposes of valuing stock option grants awarded in June 2005 and the additional 100,000 shares of our common stock issued to EBOZ as additional consideration in August 2005 (the “Additional EBOZ Shares”). The disclosure has been revised on pages 6, 11, 20, 23, 33, F-3, F-15 to F-18, and F-61 to F-62 to reflect these new values based upon an income approach.

Neil Miller

September 30, 2005

Page Three

3.	We note your response to prior comment one from our last letter stating that the Jupiter Research study is available without cost through a publicly accessible Website, but that the IDC report costs approximately $4,500. Please tell us how investors may access the Jupiter Research study. Also, in light of the costs associated with access to IDC report we continue to believe that you should file a consent as an exhibit with respect to the use of the IDC report in the registration statement. Alternatively, you may delete references to this report.

The Company is in the process of obtaining consent from IDC and, upon receipt, will file it as Exhibit 99.1 to the registration statement.

Certain Relationships and Related Party Transactions, page 77

4.	Regarding prior comment four from our last letter, as previously requested, please identify the directors who participated in these share purchases. Refer to Item 404(a)(1) of Regulation S-K.

The disclosure has been revised on page 78 in response to the Staff’s comment.

Financial Statements – Website Pros. Inc.

Note 5, Acquisitions, page F-14

5.	We note your response prior comment number 14. It is unclear to us why you believe that the shares issued as consideration for the amendment to the asset purchase agreement represents stock compensation expense and not additional cost of the acquired entity. Please describe in reasonable detail the basis for your conclusion that the shares issued represent stock compensation expense and provide specific reference to the authoritative literature supporting your accounting.

The Company respectfully advises the Staff that the earnout provision in the asset purchase agreement originally executed on April 19, 2005 provided that payment of any of the contingent consideration to EBOZ was conditioned upon the continued employment by the Company of two key EBOZ employees. The Company concluded that because payment of the contingent consideration was linked to the continued employment of certain employees, in accordance with EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination,” the contingently issuable shares would be considered compensation for services. On August 12, 2005 the Company and EBOZ executed an amendment to the asset purchase agreement whereby the contingent consideration was eliminated in exchange for the issuance of the Additional EBOZ Shares. The Company respectfully advises the Staff that, because the contingent consideration had a compensatory element and the Additional EBOZ Shares were issued to EBOZ as consideration for eliminating the contingent consideration, the Company concluded the Additional EBOZ Shares should be accounted for as stock-based compensation expense rather than additional purchase consideration. The Company concluded that the EBOZ agreement should be amended in August 2005 based upon (i) its underwriters’ recommendation that the Company eliminate the chance of incurring compensation expense in the future where the ultimate amount of such expense is uncertain, and (ii) its desire to

Neil Miller

September 30, 2005

Page Four

remove any impediments to the further integration of EBOZ into Website Pros’ operations as further integration could limit the ability of EBOZ to earn its contingent consideration.

Note 9, Stock Based Compensation Plans, page F-19

6.	We note your response to prior comment number 20. Your disclosure regarding the factors contributing to the difference between the fair value of each option grant and the IPO price are general in nature. Please revise to provide more comprehensive disclosure. See Disclosure Example 2 on page 77 of the Practice Aid.

The disclosure has been revised on pages F-21 to F-22 in response to the Staff’s comment to provide more comprehensive disclosure.

7.	You disclose that you utilize the minimum value method to determine the fair value of the options granted. Tell us how you considered the definition of a “nonpublic entity” in Appendix E of SFAS 123 when using the minimum value method for options granted after the filing of your S-1 on April 27, 2005.

The Company respectfully advises the Staff that all of the options issued in April 2005 were issued prior to the filing date. The Company acknowledges that the minimum value method should not have been employed for the options granted in May and June 2005. However, the Company respectfully advises the Staff that it recalculated the fair value of the options based upon a volatility of 83%, which is representative of the observed volatility for the Comp Group (as defined in our letter to the Staff dated August 4, 2005), and determined that the stock-based compensation would have increased by approximately $16,000 for the six months ended June 30, 2005. The Company respectfully submits that an increase of $16,000 is not material, and it therefore has not adjusted its stock-based compensation expense. Notwithstanding that it has not adjusted its stock-based compensation expense, the disclosure has been revised on page F-22 to reflect an amended weighted average fair value of options and the volatility rate assumed for options granted subsequent to the registration filing date. Furthermore, the Company intends to recognize stock-based compensation in the future based upon the revised fair values.

Part II

Item 15, Recent Sales of Unregistered Securities, Page II-2

8.	We note your new disclosure in Management’s Discussion and Analysis, the Notes to the Financial Statements and on page II-4 referring to the issuance of 100,000 additional shares of common stock to E.B.O.Z., Inc. Please provide us with an analysis as to why this issuance should not be integrated with the public offering. Further, describe how you fulfill Section 4(2) while in registration and the facts and circumstances surrounding this claimed exemption. Also, please advise us as to the timing of the decision to eliminate the contingent payment of shares for an immediate issuance of 100,000 shares of common stock.

Neil Miller

September 30, 2005

Page Five

The Company believes that the issuance of the Additional EBOZ Shares should not be integrated based upon its review and analysis of the five-factor test set forth by the Staff in Final Rule Release No. 33-4552 (the “Rule Release”). In the Rule Release, the Staff stated that the following five factors are relevant to the question of integration: whether (1) the different offerings are part of a single plan of financing, (2) the offerings involve the issuance of the same class of security, (3) the offerings are made at or about the same time, (4) the same type of consideration is to be received, and (5) the offerings are made for the same general purpose. The Company respectfully advises the Staff that the Company does not believe the issuances should be integrated because, while the offerings do involve the same class of security, on balance, the other four factors weigh strongly against integration.

•	First, the Additional EBOZ Shares were not issued as part of any plan of financing. The Company did not receive any cash consideration for these shares. Rather, they were issued as additional consideration in connection with the acquisition of assets from EBOZ following the determination by the Company’s Board of Directors that, as noted in response to the Staff’s comment 5 above, the consequences of maintaining the contingently issuable shares were not, in hindsight, in the best interests of the Company or its stockholders. In contrast, the offering to be made pursuant to the prospectus contained in the registration statement is a distinct transaction designed to provide the Company with working capital and certain selling stockholders with liquidity.

•	Second, the Additional EBOZ Shares were issued in early August, whereas the shares offered by the prospectus contained in the registration statement will not be offered until approximately mid-October, and are therefore not at or about the same time.

•	Third, different types of consideration are to be received in connection with these issuances. The Additional EBOZ Shares were issued as additional consideration for the assets acquired from EBOZ and also as consideration for releasing the Company from its obligations under the earnout originally forming part of the EBOZ transaction, as described in response to the Staff’s comment 5 above. The shares to be offered by the prospectus contained in the registration statement, however, are being offered solely for cash.

•	Fourth, and finally, the offerings are not being made for the same general purpose. As noted above and in response to the Staff’s comment 5, the Additional EBOZ Shares were issued to EBOZ for corporate business purposes unrelated to capital raising or other financing matters. On the other hand, the shares to be offered by the prospectus contained in the registration statement are to be offered to raise capital to help fund the ongoing operations of the Company.

In light of the foregoing factors, and analyzing the five-factor test set forth by the Staff in the Rule Release, the Company respectfully submits that it believes that the issuance of the Additional EBOZ Shares should not be integrated with the offering covered by the registration statement, and we concur in that belief.

Neil Miller

September 30, 2005

Page Six

In response to the Staff’s inquiry as to the timing of the decision to eliminate the contingent payment of shares in exchange for the Additional EBOZ Shares, the Company respectfully refers the Staff to the Company’s response to the Staff’s comment 5 above.

* * *

The Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the Registration Statement orally.

In addition, we hereby request, pursuant to 17 C.F.R. § 200.83, that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at the number set forth below, rather than rely upon the United States mail for such notice.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Respectfully submitted,

/s/ James F. Fulton, Jr.
James F. Fulton, Jr.

cc:	David Brown, Website Pros, Inc. (without enclosures)
Kevin Carney, Website Pros, Inc. (without enclosures)
Brent B. Siler, Esq., Wilmer Cutler Pickering Hale and Dorr LLP (without enclosures)